Financial Results for the Year Ended 30 June 2016 August 2016 Exhibit 99.3

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This presentation includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. All statements other than statements of historical facts contained in this presentation are forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and future events and financial trends that we believe may affect our financial condition, results of operation, business strategy and financial needs. These statements may relate to, but are not limited to: expectations regarding the safety or efficacy of, or potential applications for, Mesoblast's adult stem cell technologies; expectations regarding the strength of Mesoblast's intellectual property, the timeline for Mesoblast's regulatory approval process, and the scalability and efficiency of manufacturing processes; expectations about Mesoblast's ability to grow its business and statements regarding its relationships with JCR Pharmaceuticals Co., Ltd, and Lonza and future benefits of those relationships; statements concerning Mesoblast's share price or potential market capitalization; and statements concerning Mesoblast's capital requirements and ability to raise future capital, among others. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. You should read this presentation together with our financial statements and the notes related thereto, as well as the risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast's actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, include, without limitation: risks inherent in the development and commercialization of potential products; uncertainty of clinical trial results or regulatory approvals or clearances; government regulation; the need for future capital; dependence upon collaborators; and protection of our intellectual property rights, among others. Accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

TECHNOLOGY REVIEW & OPERATIONAL UPDATE TIMELINES FINANCIAL RESULTS Agenda

FINANCIAL RESULTS Agenda

The Company ended FY16 with cash reserves of US$80.9 million The Company reduced its annual operating and investing cash outflows by 15% (US$16.4 million) to US$89.7 million for FY16 in comparison with FY15, primarily by decreasing Tier 2 expenditure, lower payments to 3rd parties and reduced employee costs For FY17 the Company expects to save a further US$20-25 million in operating cash outflows compared with FY16 in order to absorb the incremental costs of the MPC-150-IM program in FY17 Anticipated total trial costs for MPC-150-IM are approximately $13m to the scheduled Interim Analysis in Q1 2017 As previously announced, a fully discretionary equity facility has been established for up to $A120 million/$US90 million over 36 months to provide additional funds as required Financial Highlights US$m

As previously indicated in July, the Company has initiated a number of cost reductions in order to absorb the incremental costs of the MPC-150-IM program in FY17. Specifically: Company labor force was restructured in July 2016, with a significant number of roles eliminated in line with focus on Tier 1 products Third party vendor costs, consultancy costs and activities have been reduced Reductions to office accommodation and laboratory space have been executed Enrollment has been completed for our heart attack study using MPC-25-IC, reducing future expenditure on this Tier 2 program Certain Tier 2 programs have been deprioritized (MPC-MICRO-IO and MPC-CBE) Strategic Prioritization of Core Assets to Reduce Operational Spend

FY16 Cash Flows and Cash PositionUS$m Existing Cash Reserves have been managed leading to a net decrease in cash of US$27.7 million for the year: Operating Cash Outflows have been reduced over the year by 13% (US$13.0 million) by decreasing Tier 2 expenditure, lower payments to 3rd parties and reduced employee costs Investing Cash Outflows have been reduced by 67% (US$3.4 million) with lower capex on manufacturing plant and reduced office/computer equipment 30 June 2016 30 June 2015 $ Change % Cash on hand 80.9 110.7 (29.8) Annual Cash flows: Operating Cash Outflows (88.0) (101.0) 13.0 13% Investing Cash Outflows (1.7) (5.1) 3.4 67% Financing Cash Inflows 62.1 45.9 16.2 35% Net decrease in cash (27.7) (60.2) 32.6 54% Foreign Exchange (2.1) (14.1) 12.0 85% Net decrease in cash after FX (29.8) (74.3) 44.6 60%

FY16 Profit and Loss (1 of 2)US$m Revenue increased by 115% (US$22.8 million) vs comparative period in FY16, however the main increase was a non cash item: Commercialization revenue increased by US$23.0 million as the remaining deferred revenues were brought to account as the Company regained rights on MPC-150-IM. Royalty income was also recognized on TEMCELL® Hs. Inj. Milestones of US$3.5 million, compared with US$2.0 million in FY15, recognized on TEMCELL® Hs. Inj. Interest is US$1.6 million lower as the Company held more cash in USD deposits in line with our needs 30 June 2016 30 June 2015 $ Change % Revenue 42.5 19.8 22.8 115% Research and Development (50.0) (62.6) 12.6 20% Manufacturing Commercialization (29.8) (23.8) (6.0) (25%) Management & Administration (22.5) (29.5) 7.0 24% Contingent Consideration 37.4 (6.8) 44.3 Nm Impairment of Intangible Assets (61.9) - (61.9) Nm Other Operating Income & Expenses 2.7 15.3 (12.6) (82%) Finance Costs (9.3) (8.5) (0.8) (9%) Loss Before Tax (90.8) (96.2) 5.4 (6%)

FY16 Profit and Loss (2 of 2)US$m Loss before income tax improved by 6% (US$5.4 million) vs comparative period in FY16. Cash relevant items were: R&D expenses 20% lower (US$12.6 million) - Reduced expenditure on Tier 2 programs and savings on labour costs Management & Admin costs 24% lower (US$7.0 million) - Savings on labor costs, currency impacts and legal and professional fees Manufacturing Commercialization 25% higher (US$6.0 million) – Investment in increased production for clinical trials and regulatory activities that are required for commercial manufacturing across product pipeline 30 June 2016 30 June 2015 $ Change % Revenue 42.5 19.8 22.8 115% Research and Development (50.0) (62.6) 12.6 20% Manufacturing Commercialization (29.8) (23.8) (6.0) (25%) Management & Administration (22.5) (29.5) 7.0 24% Contingent Consideration 37.4 (6.8) 44.3 Nm Impairment of Intangible Assets (61.9) - (61.9) Nm Other Operating Income & Expenses 2.7 15.3 (12.6) (82%) Finance Costs (9.3) (8.5) (0.8) (9%) Loss Before Tax (90.8) (96.2) 5.4 (6%)

TECHNOLOGY REVIEW & OPERATIONAL UPDATE Agenda

Corporate Focus US listing and financing completed in difficult market conditions Prudent use of cash used to advance Tier 1 product candidates (CHF, RA, CLBP and aGVHD) Expanding US investor base provides additional liquidity Continued expansion of our IP portfolio to 728 patents or patent applications across 72 families provides broad commercial protection for our cell based product candidates FY16 Progress in Clinical and Manufacturing Operations Technology platform continues to demonstrate excellent safety profile and efficacy signals Positive Phase 2 trial in biologic refractory RA patients opens new blockbuster opportunity Phase 3 trials in CHF and CLBP recruiting toward major value inflexion points Phase 3 trial in aGVHD recruiting towards completion Phase 2 trial results highlighted in peer-reviewed publications and presentations Manufacturing achievements in formulation and yield underpin future commercial rollouts FY17 Outlook Material steps taken to conserve cash and rebalance organization for delivery of Tier 1 outcomes Upcoming significant Phase 3 milestones for Tier 1 product candidates Control of CHF allows the Company to refine the clinical pathway to global commercialization Enhanced opportunities for partnering based on cumulative Phase 2/3 clinical results Prudent Use of Cash Reserves Delivers Substantial Progress

Product Delineation Using Mesenchymal Lineage Cells Provides Diversified Pipeline Independent, Distinct Product Candidates Multiple mechanisms of action (MoA) may facilitate therapeutic effects in diseases with high unmet needs Proprietary manufacturing processes utilized to create distinct product candidates with specific technical attributes Initial focus on advanced disease populations with commensurate pricing and potential for label expansion Allows for distinct product candidate reimbursement, commercialization and partnering strategies

Consistent signals of efficacy seen in Phase 2 trials for our Tier 1 product candidates in hardest to treat patient segments across multiple disease states (CHF, RA, CLBP, aGVHD) These observations suggest a shared mechanism of action (MoA) by which Mesenchymal lineage cells are effective through release of biomolecules which target multiple disease specific pathways Positive results were obtained in patients otherwise refractory to standard treatments which only target single pathways Disease and tissue specificity of triggering signals for receptors on Mesenchymal lineage cells reduces likelihood of off-target side effects To date no cell-related serious adverse events have been noted across multiple disease states Phase 2 Results Across Multiple Disease States Suggest a Shared MoA

Inflammation induces production of immuno-modulatory factors by Mesenchymal Precursor Cells (MPCs), which regulate multiple immune pathways concurrently MPCs have receptors that respond to inflammatory signals, resulting in release of anti-inflammatory mediators Mesoblast is developing cell-based product candidates to target immune mediated diseases where multiple pathways are associated with disease resistant to conventional treatments: Biologic refractory rheumatoid arthritis Diabetic kidney disease Biologic refractory Crohn’s disease Acute Graft vs Host Disease Specificity of triggering signals reduces likelihood of off-target side effects Shared Immunomodulatory MoA Across Multiple Disease States

Diversified Pipeline of Product Candidates for High Unmet Needs First Product on market - Three Tier 1 Product Candidates in Phase 3

MPC-150-IM: Chronic Heart Failure (CHF) – Market Opportunity

MPC-150-IM is in development for patients with New York Heart Association Class II-IV CHF

Market opportunity	▪ 5.7m patients (2% of the population) diagnosed with CHF in the US[1] ▪ 915,000 new cases diagnosed in the US each year[1] – Growing by 2% per annum ▪ ~1.9m CHF NYHA Class II-IV patients with low ejection fraction (LVEF<40%) in the US alone[2]
Gap in treatment options	▪ Class II / III CHF patients with low ejection fraction continue to be at high risk of repeated hospitalizations and mortality, despite standard of care pharmacological treatments [3] ▪ Class III / IV CHF patients only have heart transplant and mechanical support as treatment options
Targeted physician population	▪ Specialists: Targeted physician audience & commercial footprint – Heart failure specialists – Interventional cardiologists – Cardiac Surgeons

We believe MPC-150-IM is positioned to fill the significant treatment gap in patients with advanced CHF

1. AHA statistical Update – Heart disease and stroke statistics-2016 update Circulation 2015;
2. Gurwitz JH, Magid DJ, Smith DH, et al. Contemporary Prevalence and Correlates of Incident Heart Failure with Preserved Ejection Fraction. *The American journal of medicine*. 2013;126(5):393-400.
3. European Heart Journal (2012) 33, 1750–1757 Figure 3

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MPC-150-IM: Phase 2 Results Show Promise in the Prevention of HF-MACE*

HF-MACE Kaplan-Meier Curve over 36 months following treatment in all patients


MPC-150 million
Control
Log rank p=0.026
HF-MACE-Free Probability
1.00
0.75
0.50
0.25
0.0
0
10
20
30
40
Time to HF-MACE (months)

Treatment Group	Incidence HF-MACE	Estimated Final HF-MACE-Free Probability	Final 95% CI
150 million MPC	0/15 (0%)	1.00	0.94, 1.00
Control	5/15 (33%)	0.67	0.38, 0.85

HF-MACE Kaplan-Meier Curve over 36 months following treatment in patients with LVESV>100ml


MPC-150 million
Log rank P=0.0007
Control
HF-MACE-Free Probability
Time to HF-MACE (days)

- Over 36 months, patients receiving 150M MPC had significantly greater probability of remaining free of a first HF-MACE vs. controls (0% vs. 33%, p = 0.026 by log-rank)
- All HF-MACE events occurred in controls with baseline Left Ventricular End Systolic Volume (LVESV)>100ml, where the treatment effect size was even greater (0% vs. 71%, p = 0.0007 by log rank)
- Controls with baseline LVESV>100ml had 11 total/recurrent HF-MACE events over 36 months vs. 0 in matched patients receiving 150 M MPCs (p=0.0007)

* HF-MACE is defined as a composite of cardiac related death or non-fatal heart failure hospitalisations.

Circ Res. 2015; 117:576-584. Perin E et al. A Phase II Dose-Escalation Study of Allogeneic Mesenchymal Precursor Cells in Patients With Ischemic or Non-Ischemic Heart Failure

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Patients with large baseline LVESV and advanced heart failure are at highest risk of HF-MACE For these patients existing therapies are inadequate and economic burden is greatest To confirm that MPC-150-IM reduces HF-MACE in patients with advanced heart failure, the ongoing Phase 3 trial is designed to enrich for patients with advanced heart failure and high risk of HF-MACE Enrichment for these patients based on high baseline NT-proBNP and heart failure hospitalization in the past 9 months The trial’s primary endpoint is a comparison of recurrent HF-MACE between cell-treated patients and controls MPC-150-IM: Phase 3 Trial Targets Advanced Heart Failure

Phase 3 trial for 600 patients with advanced heart failure is recruiting well across North American sites; as of June over 240 patients After reviewing all clinical data for the first 175 patients in April 2016, the trial’s Data Monitoring Committee recommended that the study should continue according to its protocol Based on observed HF-MACE event rates in the trial to date, the Company has decided to bring forward to Q1 2017 a previously planned Interim Analysis to assess the trial’s primary endpoint between cell-treated and control patients Interim Analysis results to provide evidence based support for strategic and scientific decisions regarding the Phase 3 program MPC-150-IM: Phase 3 Trial Operational Update

MPC-300-IV: Biologic Refractory Rheumatoid Arthritis (RA) – Market Opportunity

Ongoing randomized, controlled Phase 2 Trial in 48 patients with biologic refractory rheumatoid arthritis, comparing two doses of MPC-300-IV against placebo

Market opportunity

- There are 5.3 million prevalent cases in the US, Japan, and EU5, of which there were 2.4 million in the US alone in 2014[1]
- Incidence increases with age – 8.7 per 100,000 for ages 18-34 vs. 89 per 100,000 for ages 65-74[2]
- RA treatment is a $15 billion global market in 2015 projected to grow to over $18 billion in 2024. primarily due to sales of the anti-TNF agents
- In the US, the anti-TNF refractory population is the fastest growing branded market segment, projected to increase by 8% annually and potentially higher with the expected market entry and greater availability of anti-TNF biosimilars[1]

Gap in treatment options

- One third of RA patients do not respond or cannot tolerate current biologic therapies
  - Sustained remission defined by ACR 70 only occurs in 5-15% of patients on biologics[3]
  - Biologics are associated with increased incidence of opportunistic infections and malignancies
- Biologics only target single cytokine pathways even though RA involves multiple signals / pathways
- Need for disease-modifying therapies that are well tolerated and induce remission in a greater percentage of patients (ACR 70) as early as possible in the disease management

1. Decision Resources Rheumatoid Arthritis Dec 2015
2. GlobalData®: Rheumatoid Arthritis Therapeutic – Pipeline Oct 2011
3. Alivernini, S et. al. Arthritis Research & Therapy 2009, 11:R163

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Phase 2 double-blind, randomized, placebo-controlled, dose-escalating study comparing a single MPC infusion of either 1M/kg or 2M/kg against placebo in 48 patients with active RA and inadequate response to at least 1 anti-TNF +/- other biologics The primary objective of the study was to evaluate safety and tolerability of a single intravenous MPC infusion in biologic refractory RA patients through a 12 week primary endpoint Additional objectives were to evaluate pre-specified clinical efficacy endpoints at the primary 12 week time-point, as well as to assess the onset and time course of effect within the first 12 weeks and subsequent duration of responses and safety profile through the full 52 week study The American College of Rheumatology (ACR) response, a validated measure of clinical symptoms and signs, and DAS28, a validated measure of RA disease activity index, were assessed at baseline and weeks 1, 4, 8 and 12. The health assessment questionnaire disability index (HAQ-DI), a validated measure of function, was assessed at baseline and weeks 4 and 12 All analyses and test methods for the trial’s efficacy endpoints were pre-specified in the trial’s Statistical Analysis Plan (SAP) and submitted to the FDA before any analyses were conducted. The SAP included a pre-specified analysis on the key subgroup based on use of 1-2 prior biologics. No post hoc analyses were conducted MPC-300-IV: Study Design for Phase 2 Trial in Biologic Refractory RA

MPC-300-IV: Summary of Key Efficacy Responses at Week 12 in Biologic Refractory RA

Inhibitors of IL-6, CD80/CD86, CD20, JAK 1 MPC 2m/kg (1-2 biologics) 14% 6% 22% 11% 27% 36% Jak Inhibitors2 MPC 2m/kg Marketed ACR70 @ 3 Months ACR50 @ 3 Months Inhibitors of IL-6, CD80/CD86, CD20, JAK1 Jak Inhibitors2 MPC 2m/kg MPC 2m/kg (1-2 biologics) 26% 18% 28% 42% 40% 55% 1Inhibitors of Il-6 /CD80-CD86/CD-20/ JAK; Biologic Refractory Studies: Orencia (BMS) – ATTAIN, Rituxan (Roche) – REFLEX, Actemra /8mg/kg (Roche)- RADIATE, Xeljanz /5mg bid (Phase III) 2 Jak Inhibitors Biologic Refractory Studies: baricitinib/4mg (Eli Lilly/Incyte) – RA – BEACON, ABT-494 /12mg (AbbVie) – Phase IIB Pipeline MPC-300-IV: One Dose Provides Compelling Efficacy at 12 Weeks in the Biologic Refractory Population

Biologic refractory rheumatoid arthritis (RA) population accounts for approximately one-third of all RA patients who have received anti-TNF or other biologic agents, is the hardest to treat, and requires new therapies that are both effective and safe, without the risk of serious infections or malignancies Intravenous infusions of allogeneic Mesenchymal Precursor Cells (MPCs) were well tolerated in biologic refractory RA patients and were without serious adverse events over 12 weeks A single intravenous MPC infusion in biologic refractory RA patients resulted in dose-related improvements in clinical symptoms, function, and disease activity, with the 2 million MPCs/kg dose providing the greatest benefit We believe the safety and efficacy results of this trial provide support for the potential of Mesoblast’s allogeneic MPCs to be positioned as first-line treatment option in RA patients who have previously received a prior anti-TNF or other biologic agent MPC-300-IV: Conclusions

Potential Phase 3 clinical development program in Biologic Refractory RA for MPC-300-IV is likely to include: Short duration to primary endpoint (12-24 weeks) Powering of trial size guided by treatment benefit observed in Phase 2 Absence of cell related serious adverse events across this and other indications using the platform technology may have a positive effect on overall trial size Reimbursement in target population is well established in a multi-billion dollar growing market Precedents for partnering dynamics are well established MPC-300-IV for Biologic Refractory RA: Pathway Forward We believe MPC-300-IV is positioned as first-line treatment option in RA patients who have previously received a prior anti-TNF or other biologic agent

MPC-06-ID: Chronic Low Back Pain Due to Disc Degeneration (CLBP) – Market Opportunity

MPC-06-ID is in development for the treatment of CLBP lasting >6 months as a result of moderate degenerative disc disease

Market opportunity	▪ Prevalent CLBP population to grow to 21.9m patients in the U.S. by 2022[1] ▪ 55% of CLBP population seek treatment[1] ▪ ~40% of CLBP patients have a discogenic cause
Gap in treatment options	▪ For patients who fail conservative treatment (rest and analgesia) and epidural steroids, treatment options are limited to highly invasive therapies such as spinal fusion or artificial disc replacement ▪ Surgeons report ~40% of patients ultimately fail back surgery [2]
Targeted physician population	Specialists: Targeted physician audience & commercial footprint – Pain management specialists and anesthesiologists – Orthopedic / spine surgeons

We believe MPC-06-ID is positioned to fill the significant treatment gap in patients with moderate to severe CLBP after conservative treatment options have failed

1. LEK & NCI opinion leader interviews, and secondary analysis
2. Shapiro CM Phys Med Rehabil Clin N Am 2014

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Current 360 patient Phase 3 trial is recruiting well across US sites FDA has provided written guidance: Use of a composite primary endpoint is acceptable for approval Agreed thresholds for pain (50% decrease in VAS) and function (15 point improvement in ODI) Two time points (12 and 24 months) for meeting pain and functional improvement criteria No intervention at the treated level through 24 months Phase 3 First Interim Analysis intended to be conducted in Q1 2017 MPC-06-ID: Phase 3 Trial Operational Update

MSC-100-IV / TEMCELL® HS Inj. : Acute Graft vs Host Disease

MSC-100-IV / TEMCELL® HS Inj. is targeting pediatric and adult patients with acute Graft Versus Host Disease (aGVHD) following allogeneic Bone Marrow Transplant (BMT)

Market opportunity	▪ ~30,000 allogeneic BMTs performed globally (~20K US/EU5) each year, 25% pediatric[1,2] ▪ ~3,700 allogeneic BMTs performed in Japan each year[3] ▪ ~50% of all US patients develop aGVHD (Grades II-IV)[4]
Unmet Need	▪ Mortality can reach 85% in patients with liver & gut complications ▪ No currently approved therapies for steroid refractory patients (ex Japan) ▪ Off-label options have mixed efficacy with high toxicity ▪ Significant need for a new treatment with a favorable risk / benefit profile
Path to market	▪ Japan product (TEMCELL) approved, reimbursed and launched ▪ US product candidate (MSC-100-IV) currently in 60 patient open-label Phase 3 registration pediatric trial ▪ Highly targeted physician audience and commercial footprint for pediatric launch in US ▪ High risk adult population likely to respond to MSC-100-IV identified for Phase 3 trial ▪ Planned Interim Analysis Q4 2016, enrollment complete Q1 2017

We believe MSC-100-IV has potential to be first allogeneic stem cell products approved in USA, triggering a "halo" effect for Mesoblast's other Tier 1 products

1. Gratwohl A et al Quantitative and qualitative differences in use and trends of hematopoietic stem cell transplantation: a Global Observational Study. Haematologica. 2013 Aug;98(8):1282-90.
2. CIBMTR, Decision resources GVHD Epi Nov 2012.
3. APBMT Annual Report Dec 2012; Assumes a growth rate of approximately 3% per year
4. Decision resources Niche Markets and Rare diseases: GVHD Nov 2012

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Manufacturing Achievements Manufacture completed for clinical supply of all current Phase 3 trials Regulatory activities ongoing to meet requirements for commercial manufacturing across product pipeline Specific formulations defined for product delineation In-house proprietary serum-free media formulations developed to deliver step-change yield improvements and eliminate source capacity constraints Continued development using large commercial-grade bioreactors to move towards automation, reduction in labor and COGS improvements

TIMELINES Agenda

Tier 1 Product Candidate Deliverables (Calendar Year)